Exhibit 99.1

FOR IMMEDIATE RELEASE
For more information contact:

CNH Investor Relations	+1(630) 887-3745
CNH Corporate Communications	+1(630) 887-3823

CNH 20-F Report Available Online

BURR RIDGE, IL — (March 1, 2013) — CNH Global N.V. (NYSE: CNH) has filed its 2012 annual report on Form 20-F with the U.S. Securities and Exchange Commission (SEC). The annual report is available on the corporate website, www.cnh.com, under “SEC filings.” The full document can be read online or downloaded.

Investors may request a hard copy of the company’s audited financial statements free of charge at wwinvestorrelations@cnh.com.

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CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by approximately 11,500 dealers in approximately 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed on the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat Industrial S.p.A. (FI.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.